TSX: IRC	NR 06-19
October 4, 2006

IRC REPORTS ON

VOISEY’S BAY STRIKE RESOLUTION

DENVER, COLORADO – October 4, 2006 - International Royalty Corporation (TSX: IRC) (the "Company" or “IRC”) is pleased to report that members of the United Steelworkers ratified an agreement with Inco Ltd. (“Inco”) on September 26, 2006, immediately ending the strike at the Voisey's Bay nickel operations in Labrador.  The strike began on July 28, 2006 at the Voisey’s Bay mine. Inco has stated that the mine will reach full production capacity in a couple of weeks.  IRC holds an effective 2.7% net smelter return royalty on the Voisey’s Bay project.

About IRC

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.  IRC holds interests in  over 60 royalties in 14 commodities. IRC’s portfolio includes royalties on properties ranging from the exploration through production stages across the globe including an effective 2.7% NSR royalty on the Voisey’s Bay project in Labrador, Canada and the recently-acquired Western Australia gold royalty, a 1.5% NSR applying to more than 3.1 million acres located in the Laverton, Leonora, Meekatharra, Murchison and Southern Cross-Marvel Loch districts of Western Australia.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Barry Mire : bmire@renmarkfinancial.com

Media, Eva Jura: ejura@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com